130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5
Tel: (416) 364-4938 Fax: (416) 364-5162
office@AvalonAM.com
www.AvalonAdvancedMaterials.com

NEWS RELEASE
September 13, 2019	No. 19-05

Avalon Announces Appointment of New Director to the Board
and provides Project Development Updates

Toronto, ON – Avalon Advanced Materials Inc. (TSX: AVL and OTCQB: AVLNF) (“Avalon” or the “Company”) is pleased to announce the appointment of Ms. Naomi Johnson, LL.B. to the Company’s Board of Directors, to stand for election at the next Annual Meeting of Shareholders to be held in February 2020.

Ms. Johnson is a lawyer with over 12 years of experience working in the mineral industry as a global Corporate Social Responsibility (“CSR”) executive, primarily in a community relations role both domestically and internationally. From 2008-2017, she worked for Barrick Gold Corporation in a number of senior roles, most recently serving as Partner and Senior Director, Community Relations.

Commented Avalon President, Don Bubar, “I am pleased to welcome an expert in CSR and community engagement best practice to Avalon’s Board of Directors. Avalon has been a leader in Indigenous community engagement in Canada, and Naomi’s broad experience internationally will provide very useful perspective as we continue to develop innovative new models for direct participation in cleantech mineral development by Indigenous business in Canada.”

Project Development Updates

On Avalon’s East Kemptville Tin-Indium Project, encouraging preliminary results were reported from the ore-sorting testwork being conducted by Cronimet Mining Processing SA (Pty) Ltd ("CMPSA") on the 28 tonne bulk sample collected from the stockpile last winter, as disclosed in Avalon’s April 2 news release. While final analytical results are not yet available, visual examination of the products by CMPSA indicate tin recoveries that are exceeding expectations. Avalon is now planning to proceed with a Feasibility Study to incorporate the ore-sorting results and recommendations from CMPSA into the project development model. This is expected to be completed by December. Additional work at the East Kemptville site planned for the summer was delayed, pending completion of the final agreement with the surface rights holder on the transfer of surface tenure. This agreement is now expected to be finalized in September, after which the stockpile drilling and final environmental studies will proceed.

At the Separation Rapids Lithium Project, work on the access road is set to begin, subject to receiving final regulatory approvals, for extraction of a 2,500 tonne bulk sample of lithium (petalite) mineralization for pilot plant processing. There continues to be significant interest in Avalon’s petalite product from major international glass and ceramic manufacturers who now require large product samples for evaluation before making firm commitments on offtake.

On the Nechalacho Rare Earth Elements property, field work began in July under the collaboration agreement entered into in June 2019 with Cheetah Resources Pty Ltd. (“Cheetah”), to begin work on the T-Zone rare earths resource. Work in July involved re-logging and sampling of historic drill core and shipping of a stockpiled bulk sample of the T-Zone rare earth mineralization for future process testwork. The work is being funded by Cheetah and managed by Avalon. At the present time, drillers are being mobilized to commence an in-fill drilling program on the T-Zone rare earths resource. This program will also be managed by Avalon.

About Avalon Advanced Materials Inc.

Avalon Advanced Materials Inc. is a Canadian mineral development company specializing in niche market metals and minerals with growing demand in new technology. The Company has three advanced stage projects, all 100%-owned, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, niobium, and zirconium. Avalon is currently focusing on developing its Separation Rapids Lithium Project, Kenora, ON and its East Kemptville Tin-Indium Project, Yarmouth, NS to production, while continuing to advance its Nechalacho Rare Earths asset. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@AvalonAM.com, or phone Don Bubar, President & CEO, at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of

1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to statements about future development plans and testwork results, that Avalon is planning to proceed with a feasibility study on East Kemptville which is expected in December and that an agreement with the East Kemptville surface rights holder is expected to be finalized in September. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the

Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the

Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.